SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 4)*

Homology Medicines, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

438083107

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 438083107	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,280,229 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,280,229 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,229 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.83%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of shares held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D

CUSIP No. 438083107	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,280,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,280,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.83%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 438083107	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 974,338
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 974,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 438083107	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 974,338 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 974,338 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,338 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.15%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of shares held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 438083107	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,254,567 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,254,567 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,254,567 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,280,229 shares held by Deerfield Private Design Fund III, L.P. and 974,338 shares held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 438083107	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,254,567 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,254,567 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,254,567 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of 1,280,229 shares held by Deerfield Private Design Fund III, L.P. and 974,338 shares held by Deerfield Healthcare Innovations Fund, L.P.

CUSIP No. 438083107	Page 8 of 12 Pages

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed on April 2, 2018 by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare Innovations Fund”), (vi) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Mgmt HIF and Deerfield Management, the “Reporting Persons”), with respect to the common stock (the “Common Stock”) of Homology Medicines, Inc. (the “Issuer”), as amended by Amendment Nos. 1, 2 and 3 thereto filed on December 30, 2019, January 31, 2020 and April 20, 2020, respectively. Deerfield Private Design Fund III and Deerfield Healthcare Innovations Fund are collectively referred to herein as the “Funds”). As disclosed in Amendment No. 2 to the Schedule 13D, Deerfield Partners and Deerfield Mgmt ceased to beneficially own any shares of Common Stock as of January 30, 2020 and, therefore, are not reporting persons for purposes of this Amendment.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a)

(1)	Deerfield Mgmt III

	Number of shares:	1,280,229 (comprised of shares held by Deerfield Private Design Fund III)
	Percentage of shares:	2.83%

(2)	Deerfield Private Design Fund III

	Number of shares:	1,280,229
	Percentage of shares:	2.83%

(3)	Deerfield Healthcare Innovations Fund

	Number of shares:	974,338
	Percentage of shares:	2.15%

(4)	Deerfield Mgmt HIF

	Number of shares:	974,338 (comprised of shares held by Deerfield Healthcare Innovations Fund)
	Percentage of shares:	2.15%

(5)	Deerfield Management

	Number of shares:	2,254,567 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Healthcare Innovations Fund)
	Percentage of shares:	4.99%

CUSIP No. 438083107	Page 9 of 12 Pages

(6)	Flynn

	Number of shares:	2,254,567 (comprised of shares held by Deerfield Private Design Fund III and Deerfield Healthcare Innovations Fund)
	Percentage of shares:	4.99%

(b)

	(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,280,229
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,280,229

	(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,280,229
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,280,229

	(3)	Deerfield Healthcare Innovations Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 974,338
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 974,338

	(4)	Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 974,338
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 974,338

	(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,254,567
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,254,567

	(6)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,254,567
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,254,567

CUSIP No. 438083107	Page 10 of 12 Pages

Flynn is the managing member of the general partner of each of Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III, Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund and Deerfield Management is the investment manager of the Funds.

(c) Transactions in the Common Stock effected by the Reporting Persons in the last sixty (60) days are set forth on Schedule A to this Amendment and Schedule A to Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the Reporting Persons on April 20, 2020. All of the transactions reflected in Schedule A to this Amendment and Schedule A to Amendment No. 3 were effected in open market transactions on the Nasdaq Global Select Market in the ordinary course of the applicable Reporting Person’s business.

(e) As of April 20, 2020, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

CUSIP No. 438083107	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2020

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.

By:	Deerfield Mgmt HIF, L.P., General Partner
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

CUSIP No. 438083107	Page 12 of 12 Pages

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

Schedule A

Reporting Person	Date	Number of Shares Sold	Price per Share ($)*	Price Range ($)**

Deerfield Private Design Fund III, L.P.	4/20/2020	84,556	13.7021	13.425 - 14.03
Deerfield Healthcare Innovations Fund, L.P.	4/20/2020	64,353	13.7021	13.425 - 14.03
Deerfield Private Design Fund III, L.P.	4/21/2020	51,587	12.9358	12.85 -13.265
Deerfield Healthcare Innovations Fund, L.P.	4/21/2020	39,261	12.9358	12.85 -13.265
Deerfield Private Design Fund III, L.P.	4/22/2020	70,881	13.1754	13.00 - 13.46
Deerfield Healthcare Innovations Fund, L.P.	4/22/2020	53,946	13.1754	13.00 - 13.46
Deerfield Private Design Fund III, L.P.	4/23/2020	29,506	13.203	13.00 - 13.47
Deerfield Healthcare Innovations Fund, L.P.	4/23/2020	22,456	13.203	13.00 - 13.47
Deerfield Private Design Fund III, L.P.	4/24/2020	92,080	12.827	12.70 - 13.28
Deerfield Healthcare Innovations Fund, L.P.	4/24/2020	70,080	12.827	12.70 - 13.28
Deerfield Private Design Fund III, L.P.	4/27/2020	44,438	13.3264	13.15 - 13.735
Deerfield Healthcare Innovations Fund, L.P.	4/27/2020	33,820	13.3264	13.15 - 13.735
Deerfield Private Design Fund III, L.P.	4/28/2020	51,656	12.6632	12.45 - 13.32
Deerfield Healthcare Innovations Fund, L.P.	4/28/2020	39,313	12.6632	12.45 - 13.32
Deerfield Private Design Fund III, L.P.	4/29/2020	57,034	13.1307	12.75 - 13.48
Deerfield Healthcare Innovations Fund, L.P.	4/29/2020	43,407	13.1307	12.75 - 13.48
Deerfield Private Design Fund III, L.P.	4/30/2020	62,421	12.3545	12.05 - 12.88
Deerfield Healthcare Innovations Fund, L.P.	4/30/2020	47,506	12.3545	12.05 - 12.88
Deerfield Private Design Fund III, L.P.	4/30/2020	782	13.0946	13.085 - 13.10
Deerfield Healthcare Innovations Fund, L.P.	4/30/2020	596	13.0946	13.085 - 13.10

* Each price per share reported in the “Price per Share” column of this Schedule A is a weighted average price. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the “Price Range” column of this Schedule A.

** The shares were sold in multiple transactions at prices within the price range indicated (unless otherwise indicated).